SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc regarding PacifiCorp’s recovery in the Oregon general rate case.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to PacifiCorp, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

–	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

–	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

–	the availability of acceptable fuel at favorable prices;

–	the availability of operational capacity of plants;

–	the success of reorganizational and cost-saving efforts; and

–	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	August 28, 2003	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

SCOTTISHPOWER’S PACIFICORP GRANTED RECOVERY IN OREGON GENERAL RATE CASE

ScottishPower announces that on 27 August, the Oregon Public Utility Commission (OPUC) announced the granting of approximately $8.5 million of additional annual revenues to its subsidiary PacifiCorp following an all-parties settlement to the general rate case. In addition, PacifiCorp has been awarded a one-off amount of $12 million for 2004 by early removal of a merger credit to customers following the delivery of transition plan commitments. The company is also being allowed to implement the new rates by 1 September 2003, approximately five months earlier than scheduled, resulting in a $5 million benefit in the current fiscal year.

PacifiCorp CEO Judi Johansen said: “This order provides a higher level of recovery for allowable costs in Oregon with the level of regulatory disallowances greatly reduced. In addition, we are pleased that the OPUC recognized costs coming into the business, especially for insurance and pension costs, as well as all of the system investments we have been making, including costs to relicense our hydro facilities. With this award, PacifiCorp continues to make progress toward achieving its strategic return on equity (ROE) target/$1 billion EBIT by 2004/05.”

The settlement provides an overall ROE of 10.7%, based on an approved 10.5% allowed ROE and an increased equity component to 46.0% in the company’s capital structure compared to that used in the existing Oregon rate agreements. The new ROE is in line with PacifiCorp’s currently allowed ROE in Oregon of 10.75%.

The original general rate case request was made in March 2003 for $58 million and was filed on the basis of a future test year and a requested higher return on equity. A variety of adjustments effectively lowered the request to approximately $18 million, including revised cost estimates and higher revenue than reflected in the original filing.

As part of the settlement, the delivery of cost reductions anticipated by operating efficiency improvements has been recognized by the OPUC, resulting in retirement of the merger credit, that would have been payable to customers over the next 16 months, for a total of $12 million in 2004.

The settlement will lead to an average overall price increase in Oregon of approximately 1%, keeping PacifiCorp electricity prices among the lowest in the Western US.

For further information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515